SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
               RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF OCTOBER 2000

                         (Commission File No. 001-14489)

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)

                  TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                ---------------------------------------------
                (Translation of registrant's name in English)

          SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                             7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---

                    (Indicate  by  check  mark  whether  the
                    registrant by furnishing the information
                    contained  in this form is also  thereby
                    furnishing   the   information   to  the
                    Commission  pursuant  to Rule  12g3-2(b)
                    under  the  Securities  Exchange  Act of
                    1934.)
                                    Yes       No  X
                                        ---      ---

TELE CENTRO OESTE CELULAR PARTICIPACOES S/A
CNPJ/MF 02.558.132/0001-69  NIRE 533 0000580 0
Open Capital Company

 MINUTES OF THE OCTOBER 30TH, 2000 EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

On the 30th (thirtieth) day of the month of October in the year 2000 (two thousand), at 09:00 (nine hundred hours), at the Company's corporate headquarters, located at SCS, QUADRA 2, BLOCO C, NO. 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, BRASILIA, DF, shareholders of Tele Centro Oeste Celular Participacoes S/A held a General Extraordinary Meeting. These shareholders represent the majority of the voting shares, according to the entries in the Shareholders' Attendance Logbook. As provided in article 14 of the Company's Bylaws, the representative of the Chairman of the Administration Council and of the Major Shareholder, Mr. MARIO CESAR PEREIRA DE ARAUJO, took over as President of the meeting and appointed me, ARTHUR ANTONIO MAGALHAES FONSECA, to be secretary. Prior to the outset of the meeting, the President reported the presences of Mr. AUGUSTO PATARELI, member of the Fiscal Council, as provided by article 164 of Law number 6,404/76, of Mr. JAYME DA COSTA RIBEIRO, member of Administration Council, of Mr. FERNANDO ALBERTO SHCWARTZ DE MAGALHAES, representing External Auditors Ernst & Young Independent Auditors S/C, as required by the dispositions in article 134 of Law 6,404/76, and of Mr. ANTONIO GOMES DE LIMA, of the Company's Accounting Department. He also informed that any dissenting protest, questioning or requests relative to the matters to be decided therein should be presented to the board in writing. Starting the meeting, he informed that the Meeting was being held in accordance with the Call published as provided by article 124 of Law number 6,404/76, in the DIARIO OFICIAL DO DISTRITO FEDERAL on the October 16, October 17 and October 18 issues, on pages (35), (17) and (44), respectively, and by the GAZETA MERCANTIL newspaper (National issue), on October 13, October 16 and October 17, on pages (B-14), (B-14) and (B-4) respectively, with the following order of the day: (A) to discuss and decide on the instrument of Justification and the Protocol of the partial spin-off of the Company, with the incorporation of the spun off portion ("the Spun Off Portion") by Telebrasilia Celular S.A., Telegoias Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. (these companies which shall incorporate the Spun Off Portion, the "Incorporating Companies" and the operation, the "Partial Spin-Off"); (B) to receive information and ratify the nomination conducted by the administrators of the valuating company responsible for the preparation of the report on the valuation of the Spun Off Portion to be incorporated by the Corporations; (C) to discuss and decide on the report on the Spun Off Portion; (D) to receive information and ratify the nomination of the independent company responsible for the economical and financial analysis of the Partial Spin-off; (E) to decide on the economical and financial analysis of the Partial Spin-off; (F) to decide on the Partial Spin-off and (G) other matters of corporate interest. Proceeding with the meeting, the President submitted items (a) to (f) of the order of the day to the Assembly. After analysis and discussion of the pertinent documentation, the Assembly unanimously decided the following: (A) the INSTRUMENT OF JUSTIFICATION and the PROTOCOL FOR PARTIAL SPIN-OFF of Tele Centro Oeste Celular Participacoes S/A, with the incorporation of the Spun Off Portion by the Incorporating Companies were considered, discussed and approved, receiving expression of approval from the Fiscal Council whose instruments are now part of the present document (Documents 1 and 2); (B) the nomination made by the administrators of ERNST & YOUNG INDEPENDENT AUDITORS S/C, the company which prepared the report on the valuation of the spun-off portion to be incorporated by the Incorporating Companies was ratified; (C) the Valuation Report prepared by ERNST & YOUNG INDEPENDENT AUDITORS S/C (Document 3) was approved; (D) the nomination made by the administrators of HORWATH & ASSOCIADOS INDEPENDENT AUDITORS S/C, the company which conducted the economical and financial analysis of the Partial Spin-Off was ratified; (E) the economical and financial analysis conducted by HORWATH & ASSOCIADOS INDEPENDENT AUDITORS S/C (Document 4) was approved; (F) the Partial Spin-Off of Tele Centro Oeste Celular Participacoes S.A. was approved, as well as the incorporation of the Spun Off Portion to the equity of the Incorporating Companies, in the form described in documents 1 to 4, which are now part of the present document. Also ratified was the spun off portion of the Company's equity, originating from its Capital Stock, in the value of R$100,000.00 (one hundred thousand Brazilian Reais), which shall be deducted from the Company's Capital Stock and imply no alterations as to the number of shares. As a consequence of the approved Partial Spin-Off, the Assembly also decided on the following: the approval of the Company's capital stock, which decreased from R$ 303,100,000.00 (three hundred and three thousand million and one hundred thousand Brazilian Reais) to R$303,000,000.00 (three hundred and three million). As a result of the reduction of the capital stock, article 5 of the Company's Bylaws from now on shall read: "ARTICLE 5 - THE SUBSCRIBED AND FULLY PAID-IN CAPITAL STOCK IS NOW R$303,000,000.00 (THREE HUNDRED AND THREE MILLION BRAZILIAN REAIS), REPRESENTED BY 364,399,027,592 (THREE HUNDRED AND SIXTY-FOUR BILLION, THREE HUNDRED AND NINETY-NINE MILLION, TWENTY-SEVEN THOUSAND, FIVE HUNDRED AND NINETY-TWO) SHARES, OUT OF WHICH 124,369,030,532 (ONE HUNDRED AND TWENTY-FOUR BILLION, THREE HUNDRED AND SIXTY-NINE MILLION, THIRTY THOUSAND, FIVE HUNDRED AND THIRTY-TWO) ARE ORDINARY SHARES AND 240,029,997,060 (TWO HUNDRED AND FORTY BILLION, TWENTY-NINE MILLION, NINE HUNDRED AND NINETY-SEVEN THOUSAND AND SIXTY) ARE PREFERRED SHARES, ALL OF WHICH HAVING NO NOMINAL VALUE AND BEING IN BOOK ENTRY FORM (G) The President granted the attending shareholders a chance to make statements, but there were none. Having no further issues to address, the present minutes were drawn, read, regarded as adequate and signed by all those present. Brasilia, October 30th, 2000.



MARIO CESAR PEREIRA DE ARAUJO
Chairman of the Assembly
Representative of the President of the Administration Council and of the Majority Shareholder



GEORGE WASHINGTON TENORIO MARCELINO
pp. CAPITAL INTERNATIONAL LATIN AMERICAN FUND pp. EMERGING MARKETS TRUST pp. EMERGING MARKETS GROWTH FUND, INC pp. TEMPLETON WORLD FUND

CONTINUATION OF THE MINUTES OF THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING HELD ON OCTOBER 30TH, 2000.



PEDRO FELIPE BORGES
pp. BANQUE PARIBAS



PEDRO OLIVA MARCILIO DE SOUSA
pp. BES-BOAVISTA  ESPIRITO SANTO DISTRIBUIDORA DE
    TITULOS E  VALORES MOBILIARIOS S.A.



PAULO RIBEIRO DE MENDONCA
Shareholder



NEI SINGER
Shareholder



AUGUSTO PATARELI
Representative of the Fiscal Council



JAYME DA COSTA RIBEIRO
Representante do Conselho de Administracao



ARTHUR ANTONIO MAGALHAES FONSECA
Secretario

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Tele Centro Oeste Cellular Holding Company


Date: October 31, 2000              By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                          ------------------------------------
                                          Name:  Mario Cesar Pereira de Araujo
                                          Title: President